UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-39374

Inventiva S.A.
(Translation of registrant's name into English)

50 rue de Dijon
21121 Daix France
+33 3 80 44 75 00
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

On May 4, 2023, the Registrant issued press releases, a copy of which are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated herein by reference.

Exhibits

Exhibit 99.1. Press release dated May 4, 2023

Exhibit 99.2. Press release dated May 4, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.
(Registrant)

Date: May 4, 2023	/s/ Frédéric Cren
Frédéric Cren
Chief Executive Officer